Superior Plus

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPF.UN *For Immediate Release*

October 2006 Cash Distribution and Upcoming Events

October 2006 Cash Distribution – $0.13 per Trust Unit

Calgary, October 12, 2006...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of October 2006 of $0.13 (13.0 cents) per trust unit payable on November 15, 2006. The record date is October 31, 2006 and the ex-distribution date will be October 27, 2006. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For tax purposes, distributions for the remainder of the year are expected to substantially be taxable as "other income" to Unitholders. The final tax components will be confirmed after year-end during the tax reporting season. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

Upcoming Release of 2006 Third Quarter Results and Conference Call

The Fund expects to release its 2006 third quarter results on November 8, 2006. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 third quarter results is scheduled for 10:30 am EST (8:30 am MST) on Thursday, November 9, 2006. To participate in the call, dial: 1-800-814-4890. A recording of the call will be available for replay until midnight, November 16, 2006. To access the recording, dial: 1-877-289-8525 and enter the pass code: 21203505 followed by the # key. Internet users can listen to the call live, or as an archived call, on the Fund's website under the "Events and Presentations" section.

Investor Day – November 14, 2006

Superior Plus will be holding an Investor Day in Toronto on Tuesday, November 14, 2006. The event will include presentations from management of each business unit on their operations, markets and strategies, as well as an overall corporate and financial overview. For Unitholders who are interested in participating in this event, please register by calling (403) 218-2968 or e-mail at info@superiorplus.com. The presentations will be webcast live beginning at 8:30 a.m. EST on November 14th and will wrap-up at 12:30 p.m. EST. The webcast and presentation slides may be accessed from the Fund's website. If you are unable to participate in the live webcast, a post-view of the presentations will be available for 60 days following the event.

About the Fund

Superior Plus Income Fund is a diversified business trust with an enterprise value of approximately $2 billion. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec. In addition, as part of the strategic plan, ***JW Aluminum*** a leading manufacturer of specialty, flat-rolled aluminum products in the United States, currently owned by Superior Plus, is in the process of being sold.

dlw 10/31

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com